FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. The company has been under present management since September 1985.
Canadian insurance – Northbridge
Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2005, Northbridge’s net premiums written were Cdn$1,188.5 million. At year-end, the company had capital of Cdn$1,026.8 million and there were 1,573 employees.
U.S. insurance
Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division at C&F. In 2005, C&F’s net premiums written were US$866.9 million. At year-end, the company had capital of US$999.6 million ($961.2 million on a US GAAP basis) and there were 1,015 employees.
Asian insurance – Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2005, Falcon’s net premiums written were HK$231.7 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$274.2 million and there were 116 employees.
First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2005, First Capital’s net premiums written were SGD27.8 million (approximately SGD1.7 = US$1). At year-end, the company had capital and surplus of SGD74.4 million and there were 33 employees.
Reinsurance – OdysseyRe
OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2005, OdysseyRe’s net premiums written were US$2,314.1 million. At year-end, the company had capital of US$1,534.5 million (US$1,623.4 million on a US GAAP basis) and there were 592 employees.
Runoff and Group Re
The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance. At year-end, the merged company had capital of US$1,372.6 million (statutory capital and surplus of US$597.3 million).

The European runoff group consists of RiverStone Insurance UK and Dublin, Ireland-based nSpire Re. At year-end, this group had combined capital (excluding amounts related to financing the acquisition of Fairfax’s U.S. insurance and reinsurance companies) of US$225.7 million.
The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. TRG/RiverStone has 411 employees in the U.S., located primarily in Manchester, New Hampshire and Dallas, and 136 employees in its offices in the United Kingdom.
Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as the third party reinsurers. In 2005, its net premiums written were US$326.5 million.
Other
Lindsey Morden Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2005, revenue totaled Cdn$432.2 million. At year-end, the group had 3,627 employees located in 289 offices.
MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.
Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.
Notes:

(1)	All companies are wholly owned except for three public companies: 59.2%-owned Northbridge Financial, 80.1%-owned OdysseyRe, and 81.0%-owned Lindsey Morden Group.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e., excluding a 26.0% interest in the ICICI/Lombard joint venture and investments in Hub International and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
Last year was the toughest year in our history. Record losses from Hurricanes Katrina, Rita and Wilma, combined with large runoff losses and restrained investment income due to our very conservative investment position, resulted in a record $498 million* or $30.72 per share loss at Fairfax. We lost 17.9% of shareholders’ equity in 2005 (compared to a return on equity of about 4.9% for the S&P500 and 24.1% for the S&P/TSX). For the third time in our history, book value per share dropped – by 18.0% to $151.52 per share – and our share price dropped 14.9% to $143.36 from $168.50 at year-end 2004. Not a great way to end the second decade of our existence. However, in spite of the losses in 2004/2005, over the past two decades Fairfax has compounded book value at a rate of 25.9% per year from $1.52 per share to $151.52 per share, and the stock price has followed, from $2.38 (Cdn$3.25), at a compound rate of 22.7% per year.
Our track record over the past 20 years can be split into two periods – the period from 1985 to 1998 when we earned an average 20.5% return on equity and book value compounded at a rate of approximately 40% per year, and the seven year stretch from 1999 to 2005 when we earned an average return on equity of less than 1% and book value compounded at a rate of approximately 3% per year. The last seven years have been very disappointing to me personally, to the management of the company, to our Board and of course to you our shareholders. We never expected to have a dry spell that would last this long. However, during this time period we have built three excellent insurance/ reinsurance operations (Northbridge, Crum & Forster and OdysseyRe). In the process of building these operations, we have segregated in our runoff unit the discontinued lines of business from these operations and the former MGA-controlled program business at TIG, and we now have a runoff organization that has a good prospect of approaching breakeven this year (including the results of Group Re) and has the ability to make a return in the future by offering its services to others. Most importantly, our guiding principles (again reproduced in Appendix A) have been tested and have survived – exactly the right foundation on which to build our company over the next 20 years.
Let me show you what we have built in the past seven years.
Northbridge
(Cdn$)

				Average
	1999		2005	(2002-2005)(3)
Gross premiums written	840		1,876
Net premiums written	521		1,188
Shareholders’ equity	394	(1)	1,027
Investment portfolio	1,069	(1)	2,594 (2)
Combined ratio	115.9%		92.9%	92.7%
Return on equity	2.5%		21.0%	18.8%

(1)	As at December 31, 1998.

(2)	Net of economic hedges against a decline in the equity markets.

(3)	Simple four-year average.
Northbridge is the largest commercial lines company in Canada, with gross premiums in 2005 of Cdn$1.9 billion, net premiums of Cdn$1.2 billion and shareholders’ equity in excess of Cdn$1 billion. It is focused on underwriting profitability: its average combined ratio in the past four years has been 92.7% and it has earned a 16.5% (expressed in Canadian dollars) return on equity over 20 years at the insurance company level (with no leverage). In addition, it has an admirable reserving track record: over the past ten years, it has had a weighted average annual redundancy of 4.8% on an accident year basis.

*	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

We have had excellent management at Northbridge led by Byron Messier, Mark Ram (Markel), Rick Patina (Lombard), Ron Schwab (Commonwealth) and John Paisley (Federated). At the end of 2005, as planned, Byron Messier retired from Northbridge after a very successful career of almost 40 years in the Canadian property and casualty insurance industry, the last eleven years of which were with Fairfax. Since Byron joined Fairfax through our purchase of Lombard, Lombard has doubled its premium base and tripled its shareholders’ equity. Byron was also instrumental in the success of Northbridge when it went public in 2003 and was key to the establishment of Falcon, ICICI Lombard and Hub. We thank Byron for his significant accomplishments and wish him well in his retirement. Byron was succeeded at Northbridge by Mark Ram, who has built Markel into one of Canada’s most respected insurance companies with an outstanding track record. Silvy Wright, who has worked closely with Mark since 1994, has taken over as President and CEO of Markel. Earlier in the year, when Northbridge’s Chief Financial Officer, Greg Taylor, moved to Fairfax, John Varnell, who had retired as Fairfax’s Chief Financial Officer seven years ago and who we knew had the experience and knowledge to serve as the Chief Financial Officer of Northbridge, seamlessly assumed that position.
Crum & Forster

					Average
	1999		2005		(2002-2005)(4)
Gross premiums written	745		1,098
Net premiums written	599		867
Shareholders’ equity	949	(1)	1,000	(2)
Investment portfolio	3,301	(1)	3,152	(3)
Combined ratio	122.2%		101.4%		105.2%
Return on equity	(2.1)%		10.8%		10.0%

(1)	As at December 31, 1998.

(2)	After dividend payments of $353 million.

(3)	Net of economic hedges against a decline in the equity markets.

(4)	Simple four-year average.
Crum & Forster is a large U.S. commercial lines company operating on a national platform with gross premiums in 2005 of $1.1 billion, net premiums of $0.9 billion and shareholders’ equity of $1.0 billion. It is focused on underwriting profitability: its average combined ratio in the past four years is 105.2% (93.0% on an accident year basis excluding the 2004 and 2005 hurricanes) and it has earned an average return on equity since acquisition in August 1998 of 8.3% (at the insurance company level). Any prior period reserve development was absorbed in the hard markets of 2002 – 2005 and we feel that the company is well reserved, given the cumulative $3.3 billion of net premiums written in the 2002 – 2005 hard market. We have excellent management at Crum & Forster with Nick Antonopoulos and Joe Braunstein, Doug Libby (Seneca) and recently Marc Adee (Fairmont).

FAIRFAX FINANCIAL HOLDINGS LIMITED

OdysseyRe

				Average
	2001*		2005	(2002-2005)(3)
Gross premiums written	1,154		2,641
Net premiums written	985		2,314
Shareholders’ equity	978	(1)	1,534
Investment portfolio	2,673	(1)	5,531 (2)
Combined ratio	115.4%		117.2%	102.8%
Return on equity	(2.3)%		(7.2)%	11.1%

*	OdysseyRe was taken public in June 2001.

(1)	As at December 31, 2000.

(2)	Net of economic hedges against a decline in the equity markets.

(3)	Simple four-year average.
One of the largest broker reinsurance companies in the world, OdysseyRe has a global franchise with gross premiums in 2005 of $2.6 billion, net premiums of $2.3 billion and shareholders’ equity of $1.5 billion. It is focused on underwriting profitability: its average combined ratio in the past four years has been 102.8% (86.6% on an accident year basis, excluding the 2004 and 2005 hurricanes) and it has earned an average return on equity for the four years since 2001, the year in which it went public, of 11.1%. Any prior period reserve development was absorbed in the hard markets of 2002 – 2005 and we feel that the company is well reserved, given the cumulative $8.4 billion of net premiums written in the 2002 – 2005 hard market. Andy Barnard has built OdysseyRe from Skandia Re America that we acquired in 1996 (with net premiums written of $201 million and shareholders’ equity of $365 million) together with Mike Wacek (Americas), Brian Young (London market), Lucien Pietropoli (Euro-Asia) and Jim Migliorini (U.S. insurance). We were very pleased last year to welcome Rob Giammarco as Chief Financial Officer at OdysseyRe after more than a decade on Wall Street.
Runoff
With claims volumes declining, Dennis Gibbs, the CEO of our runoff operations, decided to reduce operating expenses in Europe and in the U.S. while continuing to pursue runoff opportunities on both sides of the Atlantic. With these actions, together with significant commutations and reserve book-ups in both the U.S. and Europe in 2005 (see page 71 in the MD&A for more details), the runoff operations (including Group Re) hope to approach breakeven in 2006 for the first time since TIG was put into runoff in late 2002.

To give you a sense of what Fairfax has gone through in the last seven years, please note the following:

1999 - 2005
($ billions)
Cumulative underwriting losses
Insurance and reinsurance(1)	1.1
Runoff(2)	3.1
Other costs	0.2

Total underwriting losses	4.4
Corporate overhead and other	0.2
Interest costs	0.9

Total losses and expenses	5.5

Interest and dividends – Operating companies	2.0
– Runoff	0.9

– Total	2.9

Realized gains – Operating companies	1.6
– Runoff	0.8

– Total	2.4

Total investment income	5.3

Pre-tax loss	(0.2)
Negative goodwill	0.3
Minority interests	(0.3)
Tax recovery	0.2

Net income	–

(1) Includes $1.0 billion of losses from the 2004 and 2005 hurricanes and the 2001 World Trade Center tragedy.
(2)  Includes $0.6 billion of losses from TIG for 1999 – 2001 prior to its inclusion in runoff.
On a cumulative basis, over the past seven years, including huge hurricane losses in 2004 and 2005, we essentially broke even. Please note, $2.9 billion in investment income and $2.4 billion in realized gains were absorbed by the underwriting losses in both the operating companies and runoff. As underwriting discipline has been established in our operating companies, and the runoffs in the U.S. and Europe are significantly smaller and more stable than in the past (for example, TIG’s claims count has dropped from 55,000 as at December 31, 2002 to 14,000 currently), these losses should not be repeated in the future.
Also, of our operating companies’ $6.9 billion in net reserves as at December 31, 2005, approximately 79% have arisen during the hard markets of 2002 – 2005. Runoff net reserves were only 26% of our total $9.3 billion of net reserves at the end of 2005, as compared to 46% at the end of 2001.
This is the reason for the great enthusiasm in our company as we embark on the third decade of our existence. Simply said, we believe strongly that the record of Fairfax in the next five years should be similar to (though less spectacular than) its first thirteen year record rather than its last seven year record, and that we are ready to reap the rewards of the extraordinary amount of work that we have put in during our biblical seven lean years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

While 2005 (an annus horribilis!!) is a year to be forgotten, let us first put 2005 underwriting performance in perspective.

	Years ended
	December 31,

	Combined Ratio

	2005	2004	2003
	(%)
Canadian Insurance – Northbridge	92.9	87.7	92.6
U.S. Insurance –
Crum & Forster	101.4	106.5	104.4
Fairmont	97.8	99.3	99.2

Total	100.9	105.4	103.3

Asian Insurance – Fairfax Asia	93.0	91.9	96.0
Reinsurance – OdysseyRe	117.2	98.1	96.9

Total Fairfax	107.6	97.5	97.6

As you can see from the table, the consolidated combined ratio for Fairfax was 107.6% in 2005, which included 13.9 percentage points in losses from Hurricanes Katrina, Rita and Wilma. The underlying underwriting performance excluding hurricanes remained strong in 2005, and with improved pricing and terms for exposed property business in the U.S. Gulf Coast, prospects for an underwriting profit in 2006 look good – even if there is substantial hurricane activity. However, you should remember that the insurance business is always exposed to natural catastrophes, not only hurricanes in Florida and the Gulf Coast but also earthquakes in California, Japan and other parts of the world and storms in Europe and Asia (typhoons). In 2005, Hurricanes Katrina, Rita and Wilma cost us $431 million, $84 million and $201 million, respectively, for a total of $716 million. This total of $716 million includes $610 million at our operating companies or 13.9 points on their combined ratio, compared with 5.1 points in 2004 for the 2004 hurricanes and essentially nothing for hurricanes in 2003. By comparison, the World Trade Center tragedy cost us 4.9 combined ratio points and Hurricane Andrew 9.3 points. You can see that the 2005 hurricanes, which produced the largest loss ever experienced by the P&C industry, cost us by far the largest combined ratio points in our history. Were we surprised at these losses? With the exception of Wilma losses for OdysseyRe from Mexico, our experience (particularly with 80% of New Orleans being flooded), relative to others in the industry and in absolute terms, was within our expectations. Our focus continues to be to contain worst case events to a maximum of one year’s investment income, recognizing that in the property and casualty industry, catastrophe losses can be lethal. For example, 20th Century lost almost all of the $700 million of capital it had accumulated over 30 years from the Northridge, California earthquake losses in 1994. In that year, 20th Century collected earthquake premiums of less than $50 million but suffered losses of about $1 billion. As another example, Hurricane Andrew in 1992 more than eliminated all the profits Allstate had made in the state of Florida in the over 50 years it had been in business. Again, a reminder that premiums and losses are often not correlated in this industry.

We have updated the float table for our operating companies that we last showed in this letter in 2003:

				Average
				long
				term
				Canada
			Benefit	treasury
Year	Underwriting	Average	(Cost)	bond
	profit (loss)	float	of float	yield
2001	(579.8)	4,690.4	(12.4%)	5.8%
2002	(42.8)	4,355.2	(1.0%)	5.7%
2003	87.7	4,405.5	2.0%	5.4%
2004	108.4	5,350.5	2.0%	5.2%
2005	(330.6)	6,606.4	(5.0%)	4.4%
Weighted average since inception in 1985			(4.5%)	5.7%
Fairfax weighted average financing differential since inception: 1.2%
Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 23.5% in 2005, but with a cost of 5.0% due to the unprecedented hurricane activity. Since inception in 1985, Fairfax had a weighted average cost of float of 4.5% versus the average long term Canada treasury bond yield of 5.7% — i.e., a differential of 1.2% in our favour.
The table below shows you the breakdown of our total year-end float for the past five years:

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2001	384.0	2,677.4	–	1,496.6	4,558.0	1,049.0	5,607.0
2002	811.7	1,552.6	59.2	1,728.8	4,152.3	1,579.9	5,732.2
2003	1,021.1	1,546.9	88.0	2,002.7	4,658.7	1,502.8	6,161.5
2004	1,404.2	1,657.1	119.7	2,861.4	6,042.4	1,187.4	7,229.8
2005	1,461.8	1,884.9	120.2	3,703.5	7,170.4	1,356.6	8,527.0
In 2005, the Canadian insurance float increased by 4.1% (at no cost), the U.S. insurance float increased by 13.7% (at a cost of 0.5%), the Asian insurance float remained constant (at no cost) and the reinsurance float increased by 29.4% (at a cost of 12.0%). The runoff float increased by 14.2%, largely due to the receipt of funds on commutations. Taking all these components together, total float increased by 17.9% to $8.5 billion at year-end 2005.
Investment performance in 2005 was again restrained by our very conservative position which included not reaching for yield, maintaining large cash positions, hedging a significant portion of our common stock holdings against a decline in the equity markets and the purchase of a significant credit default swap position. Interest and dividends earned increased 27% to $466 million in 2005 while realized gains increased to $511 million from $359 million in 2004 (prior to $159 million and $71 million of non-trading losses in 2005 and 2004, respectively). Our hedges cost us $148 million in 2005 (included in non-trading losses of $159 million) as net unrealized mark to market losses reduced net realized gains. We expect the unrealized losses from our hedges to be just that (i.e., unrealized) and at the end of the day we expect them to protect our portfolios from a 1 in 50 year or 1 in 100 year event in the financial markets. The net total return on our investment portfolio was 6.5%, slightly ahead of last year but significantly lower than the 9.3% earned on average over the past 20 years. Our investment portfolios were up 10.2% to $14.9 billion in 2005 and were approximately $833 per share,

FAIRFAX FINANCIAL HOLDINGS LIMITED

similar to $840 per share at year end 2004 in spite of the 11.1% increase in shares outstanding in 2005.
We again concentrated on reducing financial risk and strengthening our balance sheet in 2005. In this regard, we did the following:

1.	We raised $300 million by issuing 1.84 million shares at $162.75 per share. We felt that this issue would see us through the next five years while maintaining a large amount of cash in the holding company. One of our largest shareholders took half the issue. As with the last issue, we did not like the price, but we liked the long term partners. To put our recent issue in perspective, please consider the following: We issued approximately 9.8 million shares as we expanded from 1991 to 1999 through acquisitions. Since 1991, we have repurchased a total of 1.8 million shares but also issued 5.5 million shares, primarily to maintain our financial strength through the seven lean years discussed earlier. In total, since we began in 1985, shares outstanding have increased from 5 million to approximately 18 million – a 3.6 times increase – while net premiums earned and investment assets have increased by 456 times and 622 times, respectively. This, of course, has resulted in very significant increases in net premiums earned per share (from $2 at inception to $285 at the end of 2005) and investments per share (from $5 at inception to $833 at the end of 2005). Again, we expect to recoup the small dilution in book value per share from this issue by the additional flexibility that this issue will provide.

2.	In connection with the business of Fairmont being carried on as a division of Crum & Forster at the beginning of 2006, Fairmont’s capital of $181 million was contributed to TIG in exchange for 7.7 million shares of OdysseyRe.

3.	With the approval of the California Department of Insurance, the TIG trust established when we put TIG into runoff in 2002 was completely liquidated. When we placed TIG into runoff, all of our OdysseyRe shares were held at TIG or in the TIG trust, whereas we now hold 44.6 million (80%) of our OdysseyRe shares (including the 7.7 million shares referred to above), with a market value in excess of $1 billion, at the holding company level (the remainder are mainly held by TIG). We have also deferred our note due to TIG (now $122.5 million) for another year to June 30, 2007.

4.	Lindsey Morden, under Jan Christiansen, was profitable in 2005 with good cash flows.

5.	We ended the year with $559 million in cash, short term investments and marketable securities at the holding company level.
As we first did last year, we have included segmented balance sheets in the MD&A (please see page 57) that supplement the segmented income statements shown on page 55. These statements show investment portfolios, reinsurance recoverables, provisions for claims and the other balance sheet items by company. Shown below is how our consolidated capital is invested.

	Insurance			Reinsurance

	Canadian		Asian		Operating	Runoff and	Lindsey	Corporate
	(Northbridge)	U.S.	(Fairfax Asia)	(OdysseyRe)	Companies	Other	Morden	and Other	Fairfax
Debt	–	300.0	–	469.5	769.5	–	171.2	1,602.3	2,543.0
Non-controlling interests	358.6	–	–	374.0	732.6	–	13.0	8.3	753.9
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–
Shareholders’ equity	520.4	1,061.4	92.3	1,072.0	2,746.1	1,240.7	55.4	(1,136.3)	2,905.9

Total capital	879.0	1,480.2	92.3	2,004.0	4,455.5	1,728.3	239.6	(220.6)	6,202.8

% of total capital	14.2%	23.9%	1.5%	32.3%	71.9%	27.9%	3.9%	(3.7)%	100.0%

As you can see, of Fairfax’s total capital of $6,202.8 million, approximately 14% is invested in Northbridge (compared to 11% in 2004), 24% in U.S. insurance (23% in 2004), 2% in Fairfax Asia (essentially unchanged from 2004) and 32% in OdysseyRe (29% in 2004), for a total of 72% in our insurance and reinsurance operations. The remaining 28% is invested in our runoff operations. Fairfax’s investment in runoff of $1,728.3 million includes $487.6 million of investments in affiliates (which is mainly the 10.9 million shares of OdysseyRe and the shares of Fairmont owned by TIG) and a $795.0 million future income taxes asset (described on page 80). Excluding the investment in affiliates and the tax loss carryforwards, Fairfax has $445.7 million invested in its runoff operations, or approximately 7% of its total capital.
How did each of these operations do in 2005? Shown below for 2005 is the net income from each of our operations and the return on equity of our operating companies.

	Insurance			Reinsurance

	Canadian		Asian			Operating	Runoff and	Lindsey	Corporate
	(Northbridge)	U.S.	(Fairfax Asia)	(OdysseyRe)		Companies	Other	Morden	and Other	Fairfax
Net income after taxes	163.4	118.1	7.3	(107.4)		181.4	(533.5)	6.7	(152.5)	(497.9)
Return on average equity	20.4%	10.2%	7.8%	(7.2%	)	5.1%
In spite of unprecedented hurricane activity and our cautious investment strategy, Northbridge and Crum & Forster produced good returns on shareholders’ equity, while OdysseyRe had a loss. Our operating companies were profitable in total, generating a 5.1% return on average equity. As discussed earlier, runoff lost significant money, while Lindsey Morden was profitable. Assuming runoff results approach breakeven, any profits from our operating companies will flow through to our shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2005	2004
Underwriting
Insurance – Canada (Northbridge)	68.2	115.5
– U.S.	(9.1)	(55.0)
– Asia (Fairfax Asia)	4.8	4.7
Reinsurance (OdysseyRe)	(394.5)	43.2

Underwriting income (loss)	(330.6)	108.4
Interest and dividends	345.4	301.4

Operating income	14.8	409.8
Realized gains	294.3	162.7
Runoff and other	(641.5)	(193.6)
Claims adjusting (Fairfax portion)	5.4	(15.4)
Interest expense	(185.7)	(153.3)
Corporate overhead and other	(8.8)	(76.3)

Pre-tax income (loss)	(521.5)	133.9
Taxes	69.4	(74.6)
Non-controlling interests	(45.8)	(79.1)

Net earnings (loss)	(497.9)	(19.8)

The table shows the results from our insurance and reinsurance (underwriting and investments), runoff and other, and non-insurance operations. Runoff and other operations include the U.S. runoff group, the European runoff group and our participation in the reinsurance of our subsidiaries, by quota share or through our participation in those subsidiaries’ third party reinsurance programs (referred to as “Group Re”). Claims adjusting shows our equity-accounted share of Lindsey Morden’s after-tax results. Also shown separately are net realized gains at our operating companies so that you can better understand our earnings from our insurance and reinsurance operations.
Operating income dropped dramatically to $14.8 million in 2005 because of an underwriting loss of $330.6 million emanating from the $610 million of hurricane losses from Hurricanes Katrina, Rita and Wilma ($716 million including $106 million from Group Re). While investment income increased in 2005 to $345.4 million from $301.4 million in 2004, it was negatively impacted by losses from Advent of $45.1 million in 2005 (compared to income from Advent of $4.1 million in 2004). The gross yield on the portfolio continued to be low at 3.85% (3.29% net of guaranteed 7% interest on funds withheld treaties) as we did not reach for yield by taking additional credit risk. The opportunity cost of not reaching for yield is significant, as every 1% increase in yield would result in a $142 million increase in interest and dividend income.
Net realized gains at our operating companies increased significantly in 2005 to $294.3 million – $409.2 million prior to $114.9 million of non-trading mark to market losses on our hedges and other derivatives.
The runoff and other losses in 2005 of $641.5 million consisted of $70.4 million from operating costs in excess of investment returns (including net realized gains), and $571.1 million of charges relating to a number of items, including reserve strengthening and hurricane losses at Group Re (details are on page 76 in the MD&A). As a result of actions taken in 2005 and planned for 2006, we hope to approach a breakeven result in our runoff operations in 2006 without any unusual items – but until we achieve it, please take this with a grain of salt.

Interest costs increased in 2005, reflecting the additional debt incurred by Fairfax in 2004 and by OdysseyRe in 2005. Interest and dividend income from holding company cash, short term investments and marketable securities and performance fees for investment management both increased in 2005, contributing to a drop in corporate overhead.
Reserving
For our operating companies, our reserves held up well. Northbridge and Crum & Forster both had redundancies while OdysseyRe’s emergence was absorbed in its combined ratio. As mentioned previously, our significant expansion in the hard markets of 2002  – 2005 gives us comfort that we are well reserved. Our gold standard is Northbridge: in the past ten years, Northbridge has had an annual weighted average redundancy of 4.8% on an accident year basis.
As for our runoff and other reserves, excluding $139.2 million resulting from commutations and the settlement of reinsurance disputes, our review resulted in reserve strengthening of $259.8 million, as shown in the MD&A on page 76.
Canadian GAAP vs US GAAP
The major differences between Canadian GAAP and US GAAP, discussed more fully in last year’s Annual Report, are updated and discussed in note 20 to the consolidated financial statements on page 48. You will note that there is currently only a small difference between common shareholders’ equity under the two methods. After 2006, Canadian GAAP will, like US GAAP, require stocks and bonds to be marked to market and the unrealized gains or losses after taxes to be included in accumulated other comprehensive income in shareholders’ equity. Welcome to the new volatility in our book value per share based on fluctuating market values of stocks and bonds!!
Financial Position

	December 31,	December 31,
	2005	2004(1)
Cash, short term investments and marketable securities	559.0	566.8
Long term debt – holding company	1,365.3	1,420.9
Long term debt – subsidiaries	769.5	674.9
Purchase consideration payable	192.1	195.2
Net debt	1,767.9	1,724.2
Common shareholders’ equity	2,769.3	3,034.1
Preferred shares and trust preferred securities of subsidiaries	189.0	189.0
OdysseyRe non-controlling interest	374.0	281.0
Total equity	3,332.3	3,504.1
Net debt/equity	53%	49%
Net debt/total capital	35%	33%
Interest coverage	N/A	1.9x

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.
During 2005, we issued $300 million of equity to solidify the strength of our balance sheet and achieve the financial flexibility that has been our hallmark in the past. In spite of the loss in 2005, we maintained our financial ratios, and we will strive over time to reduce our financial leverage significantly. As mentioned in last year’s Annual Report, Fairfax has significantly enhanced financial flexibility now because Northbridge and OdysseyRe, as public companies, enjoy access to the capital markets. In fact, OdysseyRe, after the hurricane losses, raised $200 million in 2005 in common stock and preferred stock issues (Fairfax purchased sufficient

FAIRFAX FINANCIAL HOLDINGS LIMITED

shares in the common stock issue to maintain its interest in OdysseyRe at over 80%, and chose to purchase $15 million of the preferred stock). As Crum & Forster’s debt is registered with the SEC, it too has access to financing in the capital markets. All three companies are well financed and have capital in excess of their regulatory requirements, and access to the public markets provides them with significant additional flexibility.
Here’s another way to look at our financial flexibility, even though we do not intend to sell any of our subsidiaries:

At the holding
company level
Cash, short term investments and marketable securities	559
22.4 million shares of Northbridge	670
44.6 million shares of OdysseyRe	1,118

2,347

Holding company debt	1,365
Purchase consideration payable	192
Trust preferred securities of subsidiaries	52

Total*	1,609

*	Does not include the $300 million of Crum & Forster debt or its $1.0 billion of net equity.
Given no significant debt maturities until 2012, Fairfax has significant flexibility and liquidity available to it. The following table shows you that in spite of some difficult times in the past seven years, Fairfax has maintained very significant levels of cash at the holding company level:

	December 31,

	2005	2004	2003	2002	2001	2000	1999
Holding company cash, short term investments and marketable securities	559	567	410	328	522	363	491
Investments
The table below updates the results shown in our 2004 Annual Report. The results are the time-weighted returns achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our U.S. insurance and reinsurance companies (measured in U.S. dollars) and for our Canadian insurance companies (measured in Canadian dollars), compared to the benchmark index in each case.

	5 years	10 years	15 years
Managed for U.S. companies
Common stocks	20.0%	18.6%	19.8%
S&P 500	0.5%	9.1%	11.5%

Bonds	10.4%	8.4%	9.7%
Merrill Lynch Corporate Index	6.6%	6.3%	7.3%

Managed for Canadian companies
Common stocks	26.5%	21.8%	19.8%
S&P/TSX Composite	6.6%	11.0%	10.9%

Bonds	9.0%	8.7%	10.9%
Scotia Capital Universe Index	7.4%	7.7%	9.4%

Our long term results continue to be excellent. However, we are very wary of the risks prevalent in the U.S. As we have mentioned ad nauseam, the risks in the U.S. are many and varied. They emanate from the fact that we have had the longest economic recovery with the shortest recession in living memory. Animal spirits are alive and well and downside risks have long been forgotten. Having lived through the telecom bubble recently and the oil bubble in the late 1970s and early 1980s (and perhaps again today), we see all the signs of a bubble in the housing market currently. It appears to us that buying a house is today viewed as a sure shot investment – perhaps just as housing prices are on their way down, maybe significantly. The U.S. consumer is overextended, savings rates are below zero, credit spreads are at record lows and even emerging market countries are borrowing long term at very low spreads above treasuries. We continue to be fascinated – morbidly – by the recent Japanese experience. The Nikkei Dow dropped from 39,000 in 1989 to 7,600 15 years later while 10-year Japanese government bonds collapsed from 8.2% to 0.5%, totally contrary to normal historical investment experience. Japanese market capitalization dropped from 149% of GDP to 53% in 2002. The U.S. market capitalization is still at about 120% of GDP, down from over 170% in 2000 but way above its 80-year average of 58% and even higher than its 1929 high of 87%!! Speaking of 1929, it took the Dow Jones index 25 years to trade again at the 1929 level, even though long treasuries dropped for much of that time period. In last year’s Annual Report, we mentioned Jeremy Grantham of Grantham Mayo, who said in a Barron’s article that of the 28 bubbles that they have studied in all asset categories (including gold, silver, Japanese equities and 1929), this recent bubble in the U.S. stock market is the only one that has not completely reversed itself (just as it was about to in 2003, it turned and rebounded). Given that recent after-tax profit margins in the U.S. have only been experienced rarely in the past 50 years, regression to the mean is the great danger facing the U.S. stock markets. What does all this mean? Well, for a few years now, we have said that we are protecting our shareholders’ capital from a 1 in 50 year or 1 in 100 year event. By definition, this is a low probability event (like Hurricane Katrina) but we want to ensure that we survive this event if and when it happens.
With about half our equity exposure hedged against the S&P500 (some basis risk as our stock positions are worldwide), the purchase of approximately $250 million in credit default swaps (giving us about 40 times the exposure), and approximately 76% of our investment portfolio in government bonds and cash and cash equivalents (44% in government bonds and 32% in treasury bills), we feel that we have effectively protected our investment portfolios from a potential (though low probability) financial market disaster. The credit default swaps also effectively protect our reinsurance recoverables.
Just a brief overview for you on our credit default swaps, which are 5-year to 10-year fixed income derivatives, which fluctuate with credit spreads, that we have purchased from major banks. Here is an example. To purchase a 5-year $100 million credit default swap on a company that sells at a 30 basis point spread over treasuries, one has to invest 150 basis points (30 basis points/year × 5 years), so $1.5 million purchases protection on an underlying $100 million of credit exposure of the chosen company over the next five years. The maximum loss to the purchaser in 5 years is $1.5 million if the credit spread stays at 30 basis points or tightens even further. On the other hand, if the credit spread on this company doubles to 60 basis points, the credit default swap can be worth as much as $3 million, and if the company goes bankrupt, that swap can be worth up to $100 million. We have a diversified list of companies, mainly financial institutions, with respect to which we have paid approximately $250 million to purchase protection on underlying credit exposures.
Accounting rules require these credit default swaps to be marked to market (similar to our S&P500 hedges) on a quarterly basis and the resulting valuation adjustment to be treated as a realized gain or loss. The following table shows the unrealized mark to market gains and losses

FAIRFAX FINANCIAL HOLDINGS LIMITED

on our equity hedges and credit default swaps during the last three years which, under accounting rules, have been recorded as realized gains and losses on our earnings statements:

	2005	2004	2003
Equity hedges	(46.5)	(75.1)	–
Credit default swaps	(101.6)	(13.7)	(12.5)

	(148.1)	(88.8)	(12.5)

Our efforts in hedging our exposures have cost our earnings a total of $249.4 million over the past three years, reducing our portfolio rate of return by approximately one percentage point in the last two years. However, the game is not over and we are hoping these unrealized losses will be short term losses for long term realized gains.
Gross realized gains in 2005 totaled $625.1 million. After realized losses of $226.8 million (including $158.7 million in mark to market declines recorded as realized losses) and provisions of $46.2 million, net realized gains were $352.1 million. Net gains from fixed income securities were $202.8 million (after $112.2 million of mark to market losses on credit default swaps and put bond warrants), while net gains from common stocks and other derivatives were $199.7 million (after $46.5 million of mark to market losses on our equity hedges).
The principal contributions to common stock realized gains were Zenith National ($85 million, a gain of 149%), H&R REIT ($40 million, a gain of 48%), Boskalis ($20 million, a gain of 83%) and Yellow Pages ($20 million, a gain of 23%).
Our net unrealized gains (losses) by asset class at year-end were as follows:

	2005	2004
Bonds	(89.0)	3.9
Preferred stocks	0.8	0.6
Common stocks	433.3	279.3
Strategic investments*	191.3	139.0
Real estate	0.8	5.5

	537.2	428.3

*	Hub International, Zenith National and Advent
In spite of our generally cautious views on stock markets, we do own some common stocks that fit our long term value-oriented philosophy. Here are our common stock investments broken down by country. As mentioned earlier, approximately 53% of our common stock position is protected through equity hedges.

	Carrying Value	Market Value
United States	854.1	858.2
Canada	273.9	364.2
Other	971.7	1,310.6

	2,099.7	2,533.0

Miscellaneous
Our segmented balance sheets on page 57 show you where your money is invested. Our three major operating companies are worth much more than their carrying value and we are working on achieving that state with our runoff companies as well.
Our company has come a long way since we began in 1985 with one small trucking insurance company in Canada with Cdn$14 million in premiums and Cdn$10 million in shareholders’ capital. Your management team has faced many, many problems during the past 20 years, but with excellent people in a team environment with no egos and a strong will, we have managed to overcome these problems as they arose. Over this time period, we have built three excellent disciplined, underwriting-focused insurance and reinsurance companies, an excellent runoff group and a fledgling insurance business in Asia. We have an outstanding investment team with a proven track record over the long term and the ability to invest opportunistically anywhere in the world. We are confident that all these strengths, together with a set of guiding principles that have met the test of time and our unbroken record of treating people fairly, will serve our shareholders well over the long term. Our focus has always been to build long term shareholder value – and that focus has never been stronger.
Our small group of officers at Fairfax continues to work very hard on your behalf. We are fortunate to have the executive quality within our group to be able to move our officers between roles so that each of them finds the greatest satisfaction. Last year Trevor Ambridge, after serving as Chief Financial Officer for seven years and contributing very significantly both in time and ability to every aspect of Fairfax’s financial matters, determined to concentrate full time on his leadership of various strategic projects within the Fairfax group. Greg Taylor, who had done outstanding work as Chief Financial Officer of Northbridge since its formation, assumed the office of Chief Financial Officer of Fairfax. We thought that Greg had demonstrated over time, including most recently at Northbridge, that he had the skills, experience and energy to assume the Chief Financial Officer function at Fairfax, and he has more than fulfilled our expectations.
It is with much sadness that we announce the retirement of Robbert Hartog as a Director at the ripe old age of 87. Robbert has been with our company from day one as the key founding shareholder who brought Fairfax into existence 20 years ago. He was the Lead Director (even before the term was coined), Chair of the Audit Committee and the truth teller of our company. He devoted endless hours to Fairfax and myself and was our severest critic and our steadfast champion. There was very little we did without bouncing it off Robbert and he kept us on our toes for the past two decades. For his outstanding efforts, on behalf of all Fairfax shareholders we have made him Chairman Emeritus – the first in the history of our company. On behalf of the employees of all of our Fairfax companies and on behalf of all of you, our shareholders, we thank Robbert and wish him well on his retirement.
Paul Murray, who joined our Board last year, will take over from Robbert as Chair of the Audit Committee.
We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Thursday, May 11, 2006 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West.
I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our Annual Reports since 1985 are available there, as well as our corporate governance documentation and links to the informative websites of our various operating companies. Our press releases and published financial statements are posted to our website immediately upon issuance.
I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2005. We look forward to continuing to build shareholder value for you over the long term.
March 10, 2006
V. Prem Watsa
Chairman and Chief Executive Officer

Fairfax Financial Holdings Limited
Unconsolidated Statements of Earnings
(combined holding company earnings statements)
for the years ended December 31, 2005 and 2004
(unaudited – US$ millions)

	2005	2004
Revenue
Dividend income	121.7	100.0	(1)
Interest income	27.2	6.5
Management fees	54.5	31.4
Realized gains	2.7	28.7

	206.1	166.6

Expenses
Interest expense	122.8	92.5
Operating expenses(2)	49.6	60.2
Other	–	10.6

	172.4	163.3

Earnings before income taxes	33.7	3.3

(1)	Excludes $100.4 of dividends from nSpire Re which were used to fund indemnities to TIG.

(2)	Excludes impact of indemnification to Runoff and other.
The foregoing unconsolidated statements of earnings of Fairfax provide supplementary information on the holding company’s sources of revenue and interest and overhead requirements. These combined holding company statements of earnings include the unconsolidated earnings statements of Fairfax Financial Holdings Limited, the public Canadian holding company, and the Canadian and U.S. holding companies which have issued long term debt or trust preferred securities or which carry out certain of Fairfax’s parent company corporate functions. These statements exclude intercompany arrangements other than dividends from subsidiaries. None of the holding companies pays tax currently, and accordingly these statements are presented on a pre-tax basis. Note (2) on page 52 is applicable to the foregoing statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:

1)	We expect to earn long term returns on shareholders’ equity in excess of 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.
     Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.
STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.
VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!